Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
OF IMV INC. (formerly Immunovaccine Inc.)

1.	Name and Address of Company

IMV Inc. (“IMV” or the “Corporation”)
130 Eileen Stubbs Avenue, Suite 19,
Dartmouth, Nova Scotia
B3B 2C4

2.	Date of Material Change

March 1, 2019

3.	News Release

On March 1, 2019, IMV (formerly Immunovaccine Inc.) issued a news release through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

On March 1, 2019 the Corporation announced the pricing of its previously-announced underwritten public offering (the “Offering”) of 4,900,000 common shares at a price to the public of Cdn$5.45 per common share, for aggregate gross proceeds to the Corporation of approximately Cdn$26.7 million, before deducting the underwriting discounts and commissions and estimated Offering expenses. In addition, the Corporation has granted the underwriters of the Offering a 30-day option to purchase up to an additional 735,000 common shares on the same terms and conditions. All of the shares are being offered by the Corporation.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On March 1, 2019, the Corporation announced the pricing of its previously-announced Offering of 4,900,000 common shares at a price to the public of Cdn$5.45 per common share, for aggregate gross proceeds to the Corporation of approximately Cdn$26.7 million before deducting the underwriting discounts and commissions and estimated Offering expenses. In addition, the Corporation has granted the underwriters of the Offering a 30-day option to purchase up to an additional 735,000 common shares on the same terms and conditions. All of the shares are being offered by the Corporation.

The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

The Offering is expected to close on or about March 6, 2019, subject to the satisfaction of customary closing conditions, including the listing of the common shares to be issued under the Offering on the TSX and Nasdaq and any required approvals of each exchange.

For more information on the Offering, please refer to the news release issued by the Corporation on March 1, 2019.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that the Corporation expects to occur in the future is forward-looking information. Forward-looking statements in this material change report include, without limitation, statements regarding a potential listing on the Nasdaq and the consolidation of the Corporation’s common shares. Although the Corporation believes the forward-looking statements in this report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in IMV’s Annual Information Form filed on March 20, 2018. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of IMV at (581) 741-6639.

9.	Date of report

March 1, 2019